Royal Dutch Shell plc
Mr. H. Roger Schwall	Carel van Bylandtlaan 30
Assistant Director	2596 HR The Hague
Divison of Corporation Finance	The Netherlands
Mail Stop 7010	Tel +31 70 377 3120
Securities and Exchange Commission	Email Roy.Waight@shell.com
100 F Street, NE	Internet http://www.shell.com
Washington, D.C. 20549-1090
Rule 83
FOIA Confidential Treatment Requested
June 9, 2009

RE:	Royal Dutch Shell plc Form 20-F for Fiscal Year Ended December 31, 2007 Filed March 17, 2008 Response Letter Submitted April 3, 2009 File No. 1-32575 SEC letter May 6, 2009
Dear Mr. Schwall,
As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of May 6, 2009 to Peter Voser regarding the Royal Dutch Shell 2007 Form 20-F for the Fiscal Year Ended December 31, 2007. Please note, as of May 1, 2007 Simon Henry is now Royal Dutch Shell’s Chief Financial Officer. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2007, filed March 17, 2008 (Commission File Number 1-32575). Please see below our numbered responses to your comments.
Form 20F for the Fiscal Year Ended December 31, 2007
General
1.	With respect to the previously paid costs Shell is now recovering, mentioned in the fourth paragraph on page 2 of your April 3 letter, please advise us of the amount yet to be recovered.
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Registered in England and Wales number 4366849
Registered office: Shell Centre London SE1 7NA
Registered with the Dutch Trade Register under number 34179503

Mr. H. Roger Schwall
Securities and Exchange Commission
June 9, 2009
Rule 83
FOIA Confidential Treatment Requested
2.	In future reports, when you generate significant funds for, or make significant purchases from, countries that have been classified by the U.S. Department of State as state sponsors of terrorism, please disclose that fact, noting the types of transactions and the dollar amounts.

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3.	Finally, please explain to us how your activities generate funds for the government of Syria.

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If you have any questions, please contact either Joe Babits at +31 70 377 4215 or me at +31 70 377 3120.
Sincerely,
/s/ Roy Waight
Roy Waight
Executive Vice President Controller

cc.	Cecilia D. Blye, Chief, Office of Global Security Risk
US Securities and Exchange Commission

Douglas Brown
US Securities and Exchange Commission

Timothy Levenberg, Special Counsel
US Securities and Exchange Commission

Laura Nicholson
US Securities and Exchange Commission

Brad Skinner
US Securities and Exchange Commission

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